UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

BIONIK LABORATORIES CORP.
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

09074A 109
(CUSIP Number)

Peter Bloch 483 Bay Street, N105 Toronto, ON M5G2C9
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	09074A 109

1.	Names of Reporting Person: Peter Bloch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 6,219,520
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 6,219,520
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,219,520
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 9.76%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Bionik Laboratories Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 483 Bay Street, N105, Toronto, ON M5G2C9.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Peter Bloch. Mr. Bloch is a natural person, and his principal occupation is Chairman and Chief Executive Officer of the Company, and has a business address of 483 Bay Street, N105, Toronto, ON M5G 2C9.

Mr. Bloch has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Bloch is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

On February 26, 2015, the Company entered into an Investment Agreement (the “Investment Agreement”) with Bionik Acquisition Inc., a company existing under the laws of Canada and the Company’s wholly owned subsidiary (“Acquireco”), and Bionik Laboratories Inc., a company existing under the laws of Canada (“Bionik Canada”), whereby the Company acquired 100 Class 1 common shares of Bionik Canada representing 100% of the outstanding Class 1 common shares of Bionik Canada, taking into account the Exchangeable Share Transaction (as defined below). After giving effect to this transaction, the Company commenced operations through Bionik Canada (the “Acquisition Transaction”).

As a condition of the closing of the Acquisition Transaction, Bionik Canada created a new class of exchangeable shares (the “Exchangeable Shares”), which were issued to the existing common shareholders of Bionik Canada, including Mr. Bloch, in exchange for all of their outstanding common shares (“Bionik Canada Cancelled Shares”), all of which were cancelled (the “Exchangeable Share Transaction”). Mr. Bloch exchanged and cancelled 100% of his Bionik Canada Cancelled Shares for 6,219,520 Exchangeable Shares in the Exchangeable Share Transaction.

Pursuant to the rights and privileges of the Exchangeable Shares, the holders of such Exchangeable Shares, including Mr. Bloch, maintain the right to (i) receive dividends equal to, and paid concurrently with, dividends paid by the Company to the holders of Company Common Stock; (ii) vote, through a Trustee’s voting of the single outstanding share of The Special Voting Preferred Stock of the Company on all matters that the holders of Common Stock are entitled to vote upon; and (iii) receive shares of Common Stock upon the liquidation or insolvency of the Company upon the redemption of such Exchangeable Shares by Acquireco.

Item 4. Purpose of Transaction

Pursuant to the Investment Agreement and the other agreements and transactions contemplated thereby, Mr. Bloch became the beneficial owner of 6,219,520 Exchangeable Shares, which are exchangeable into a like amount of shares of the Company Common Stock, effective as of February 26, 2015. Furthermore, as a result of the Investment Agreement and the transactions contemplated thereby, Mr. Bloch was appointed as Chairman and Chief Executive Officer of the Company, and subject to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14F-1 promulgated thereunder, there was a change in a majority of the Board of Directors of the Company.

Other than as contemplated by the Acquisition Transaction, Mr. Bloch acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Company or any securities of the Company which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this report, Mr. Bloch directly beneficially owns 6,219,520 shares of the Company Common Stock through direct ownership of the Exchangeable Shares, which number of shares represents approximately 9.76% of the outstanding Common Stock based on 63,735,750 shares of outstanding Company Common Stock (or Exchangeable Shares exchangeable for Company Common Stock) as reported in the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 3, 2015. Does not include options granted to Mr. Bloch to purchase an aggregate of 990,914 Exchangeable Shares, which options are not exercisable within 60 days of the date hereof.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Mr. Bloch has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 6,219,520 shares of Company Common Stock.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Certificate of Designation of Preferences, Rights and Limitations of Special Voting Preferred Stock of Bionik Laboratories Corp. (1)

Exhibit 2: Schedule A to Articles of Amendment of Bionik Laboratories Inc. relating to the Exchangeable Shares of Bionik Laboratories Inc. (2)

Exhibit 3: Investment Agreement (3)

(1)	Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 3, 2015.
(2)	Incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on March 3, 2015.
(3)	Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 3, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2015

By:	/s/ Peter Bloch
Name:	Peter Bloch